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                          VALLEY FORGE SCIENTIFIC CORP.
                               3600 HORIZON DRIVE
                       KING OF PRUSSIA, PENNSYLVANIA 19406


August 12, 2005

VIA EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Jay Mumford

         Re:      Valley Forge Scientific Corp.
                  Amendment No. 3 to Registration Statement on Form S-4 Filed August 8, 2005
                  File No. 333-125521

Dear Mr. Mumford:

         This letter responds to comments by the staff of the Securities and Exchange Commission (the "Commission") contained in the letter (the "Comment Letter") dated August 10, 2005 from Peggy Fisher, Assistant Director of the Division of Corporate Finance, to Jerry L. Malis, President and Chief Executive Officer of Valley Forge Scientific Corp. ("Valley Forge"). The comments (in bold type) and responses set forth below are keyed to the numbering of the comments and the headings used in the Comment Letter. Additionally, Valley Forge is simultaneously filing Amendment No. 4 ("Amendment No. 4") to Valley Forge's Registration Statement on Form S-4 referenced above (the "Registration Statement") with the Commission in response to the Comment Letter. Where appropriate, Valley Forge has responded to the comments by making changes to the disclosure in the Registration Statement set forth in Amendment No. 4. Page numbers referred to in the responses reference the applicable pages of the marked copy of Amendment No. 4. For the Commission's convenience, Valley Forge has enclosed three (3) marked copies of Amendment No. 4.

         We advise you as follows:

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS, PAGE 79

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET, PAGE 82

1. PLEASE REFER TO OUR PRIOR COMMENT 6 FROM OUR LETTER DATED JULY 28, 2005. WE NOTE THAT THE RELIEF FROM ROYALTY METHOD IN VALUING THE MALIS TRADEMARK YIELDED A MUCH HIGHER RESULT THAN THE AMOUNT THE RESPECTIVE PARTIES NEGOTIATED AND AGREED TO AS CONTAINED IN THE PURCHASE AGREEMENT FOR THE TRADEMARK. IN THIS REGARD, TELL US IF YOU HAVE ENTERED INTO ANY SIDE AGREEMENTS WITH DR. MALIS TO PROVIDE FOR ADDITIONAL COMPENSATION DUE TO DISPARITY IN THESE AMOUNTS.

         RESPONSE: Please be advised that there are no side agreements with Dr.
                   Malis that provide for additional compensation to Dr. Malis in exchange for the acquisition of the Malis(R) trademark.
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2.       PLEASE REFER TO OUR PRIOR COMMENT 10 FROM OUR LETTER DATED JULY 28,
         2005. AS PREVIOUSLY REQUESTED, REVISE TO INCLUDE YOUR RESPONSE TO OUR PREVIOUS COMMENT IN YOUR NOTES TO THE PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS.

         RESPONSE: The disclosure on page 86 of the Registration Statement has been revised to include in the notes to the pro forma condensed combined financial statements the response to your prior comment 10 in our letter to the Commission dated August 5, 2005.

                                     * * * *

         In addition to the revisions to the Registration Statement described above, as per your request, the disclosure on page 21 of the Registration Statement has been revised to include a section entitled "Recent Developments" which presents certain financial information and analysis for Valley Forge for the three- and nine-month periods ended June 30,2005.

         If you have any further questions or comments, or if you require any additional information, please contact Matthew H. Lubart, Esq. or John F. Cinque, Esq., of Fox Rothschild LLP, outside counsel to Valley Forge, by telephone at (609) 896-3600 or by facsimile at (609) 896-1469. Thank you for your assistance.

                                          Very truly yours,

                                          /s/ Jerry L. Malis

                                          Jerry L. Malis
                                          President & Chief Executive Officer



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